

Mail Stop 7010

February 18, 2009

By U.S. Mail and Facsimile

Mr. Arthur F. Trundel
Chief Financial Officer
Argan, Inc.
One Church Street, Suite 401
Rockville, MD 20850

      Re: Argan, Inc.
              Form 10-K for the Fiscal Year Ended January 31, 2008
              Definitive Proxy Statement on Schedule 14A filed May 14, 2008
              Form 10-Q for the Fiscal Quarter Ended October 31, 2008
              File No. 001-31756

Dear Mr. Trundel:

We have reviewed your response letter dated February 3, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Item 7. Management's Discussion and Analysis, page 24
Earnings before Interest, Taxes, Depreciation......page 33

1.   We appreciate your response to prior comment 2; however, it appears that your intention to present "Adjusted EBITDA" may violate Item 10(e)(ii)(B) of Regulation S-K since your proposed disclosure would adjust EBITDA for asset impairment losses which have occurred within the prior two fiscal years. Additionally, Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" notes that it may be permissible to adjust earnings for recurring items if you believe it is probable that the recurring item will disappear or become immaterial within a near-term finite period. In this regard, we note that asset impairment losses have reoccurred during the nine-month period ended October 31, 2008. Please advise or revise your future filings accordingly.

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Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding this comment, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief